UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41981

LOBO EV TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd

Xinwu District, Wuxi, Jiangsu

People’s Republic of China, 214111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On August 6, 2025, Lobo EV Technologies Ltd. (the “Company”) called to order its annual general meeting of shareholders (the “Meeting”) for the purpose of approving the proposals set forth in the Company’s definitive notice and proxy statement of the Meeting filed with the Securities and Exchange Commission (“SEC”) on July 16, 2025, as amended by the Form 6-K/A filed with the SEC on July 17, 2025. The Meeting was adjourned until 10:00 a.m. local time on August 7, 2025, without any business being conducted other than the approval to adjourn the Meeting.

On August 7, 2025, the Company held the previously adjourned Meeting at 10:00 a.m. local time at Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, 214111. Eight items of business were acted upon by the Company’s shareholders at the Meeting, each of which was approved by the shareholders. The voting results were as follows:

Proposal One. To appoint Huajian Xu as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect.

For	Against	Abstain
5,236,034	20,976	2,670

Proposal Two: To appoint Zhaohui Randall Xu as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect.

For	Against	Abstain
5,236,537	20,472	2,671

Proposal Three: To appoint Yan Lu as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect.

For	Against	Abstain
5,236,080	20,930	2,670

Proposal Four: To appoint Harry D. Schulman as a director of the Company serving a term expiring at the next annual meeting of shareholders with immediate effect.

For	Against	Abstain
5,239,169	17,840	2,671

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Proposal Five: To approve that, the Company’s name be changed from “LOBO EV TECHNOLOGIES LTD. 萝贝电动车科技有限公司” to “LOBO TECHNOLOGIES LTD. 萝贝科技有限公司”, subject to the approval and registration and the issuance of certificate of change of name issued by the Registrar of Corporate Affairs in the British Virgin Islands.

For	Against	Abstain
5,239,806	13,884	5,990

Proposal Six: To approve that, the authorised shares of the Company be amended as below (“Amendment of Authorised Shares”) with immediate effect:

(a) 10,000,000 authorised but unissued ordinary shares of a par value of US$0.001 each in the Company will be cancelled and a new class of shares comprising of 10,000,000 class B ordinary shares of a par value US$0.001 each, which among other rights will be entitled to twenty (20) votes per class B ordinary share (“Class B Ordinary Shares”), will be created; and

(b) all the remaining authorised (whether issued or not issued) ordinary shares of a par value of US$0.001 each in the Company will be re-designated and re-classified as class A ordinary shares of a par value of US$0.001 each, where the rights of the existing ordinary shares shall be the same as the class A ordinary shares (“Class A Ordinary Shares”), such that, the Company shall become authorised to issue a maximum number of (i) 40,000,000 class A ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 class B ordinary shares of a par value US$0.001 each.”

For	Against	Abstain
5,222,091	23,364	14,225

Proposal Seven: To approve that, subject to the Amendment of Authorised Shares taking effect, the proposed Third Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”), be adopted in its entirety and in substitution for and to the exclusion of the currently effective Second Amended and Restated Memorandum and Articles of Association of the Company.

For	Against	Abstain
5,225,609	22,737	11,334

Proposal Eight: To approve that, subject to the Amendment of Authorised Shares and the Amended M&A taking effect, and upon the Company’s receipt by the duly executed consent to repurchase and application for shares from Wealthford Capital Ltd. and Huiyan Xie, the Board be authorised to repurchase (i) 3,090,320 Class A Ordinary Shares held by Wealthford Capital Ltd. in consideration of the Company’s new issuance of 3,090,320 Class B Ordinary Shares to Wealthford Capital Ltd., and (ii) 640,000 Class A Ordinary Shares held by Huiyan Xie in consideration of the Company’s new issuance of 640,000 Class B Ordinary Shares to Huiyan Xie.

For	Against	Abstain
5,225,638	23,807	10,235

The above description of the Amended M&AA is qualified in its entirety by reference to the complete text of the Amended M&AA, which is filed herewith as Exhibit 3.1.

Financial Statements and Exhibits.

Exhibits

Exhibit	Description
Exhibit 3.1	Third Amended and Restated Memorandum and Articles of Association of LOBO TECHNOLOGIES LTD.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2025

Lobo EV Technologies Ltd.

	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer and Chairman of the board of directors

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